     Exhibit 99.1

DISCLOSURE NOTICE – (CORPORATIONS ACT, 2001 – ss708A(5)(e))

For release to the Market – Offer of Placement Shares

NAME OF ISSUER:	Chemgenex Pharmaceuticals Ltd
ASX CODE:	CXS
ACN/ABN:	000 248 304

The Issuer named above notifies ASX, as required by subsection 708A(5)(e) of the Corporations Act 2001, as the operator of the prescribed financial market, of the intended offer of securities by placement to selected sophisticated or professional investors by offers for subscription of shares, details of which are as follows:

Details of the securities to be offered:
Class of securities:	Ordinary shares
ASX Code of the securities:	CXS
Date of the proposed Placement Offers:	5 May 2006
Total number of securities expected to be offered:	35,000,000

  Signed for and on behalf of the Issuer:

Date: May 4, 2006	Name: E. P. Merrigan	Position held: Company Secretary

Signature:

1.	The Issuer will issue the above securities without disclosure to investors under subsection 708A(5) of Part 6D.2 of the Corporations Act 200 and as permitted in compliance with s708A.
2.	This notice is given under ss708A(5)(e ) of the Corporations Act 2001.
3.

As at the date of this notice, the Issuer has complied with the provisions of Chapter 2M of the Corporations Act 2001 (as modified by an ASIC declaration dated 1 July 2004) in application to the Issuer and the Issuer has complied with s674 of the Corporations Act 2001.

4.	There is no ‘excluded information’ required to be set out in this notice by virtue of ss708A(7) and (8).
5.

The securities referred to above are ordinary shares, being ASX quoted securities within the meaning of s708A(5) of the Corporations Act 2001 and where securities of that class have been trading on the ASX in the preceding 12 months (in circumstances where trading has not been suspended for more than a total of 5 days in the preceding 12 months).

6.	No exemptions under s111AS or 111AT of the Corporations Act 2001 cover the Issuer or any person as director or auditor of the Issuer at any time in the 12 months preceding this notice.
7.

Save as modified by the ASIC declaration of 1 July 2004, no order under s340 or 341 of the Corporations Act 2001 covers the Issuer or any director or auditor of the Issuer at any time in the 12 months preceding this notice.

8.	Notices as respectively required by ss708A(5)(e) and (6) of the Corporations Act 2001 are to be provided to the ASX:
(a)	before the day on which any sale offer is made to persons to acquire securities up to the number specified in this notice; and
(b)	within 5 business days after the day on which securities issued to persons who acquired securities up to the number specified in this notice.